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CONSENT OF INDEPENDENT AUDITOR

VIA E-MAIL: teague@energyx.com

April 23, 2026

Mr. Teague Egan
CEO
Energy Exploration Technologies, Inc.
1604 Calle Tulipan, Suite 100
San Juan, PR 00927

Dear Mr. Egan:

We consent to the use in the Form C-AR of our Independent Auditors' Report dated March 30, 2026, relating to the balance sheets of **Energy Exploration Technologies Inc.** as of **December 31, 2025 and 2024**, and the related statements of operations, changes in stockholders' equity, and cash flows for years then ended, and the related notes to the financial statements.

Driven, PSC ("DRIVEN") has not compiled, reviewed, or audited the interim financial information and does not express any opinion or any form of assurance with respect to the information included in the offering circular.

Wallace Rodríguez Parissi, CPA
Partner
Assurance Department